Exhibit 1
FOR IMMEDIATE RELEASE

Craig M. Hammett - Senior Vice President, Chief Financial Officer 402-341-4500
Craig S. Allen - Manager, Investor Relations                      402-341-4500


        CalEnergy Reports a 229% Increase in Revenues and a 61% Increase in Earnings During 4th Quarter 19971
                 (excluding one-time charge)

     OMAHA, NEBRASKA, January 29, 1998 - CalEnergy Company, Inc. ("CalEnergy" or "the Company") (NYSE, PCX and LSE symbol: CE) today reported that total revenues increased 229% to $628.0 million for the quarter ended December 31, 1997 from $191.0 million for the same period in 1996. Net income available to common shareholders increased 61% to $34.1 million for the quarter ended December 31, 1997, or $0.43 per basic common share, compared to $21.2 million, or $0.34 per basic common share for the same period in 1996, excluding the effects of an $87 million one-time, fourth quarter charge regarding the Company's Indonesian projects. Including this charge, the net loss was $52.9 million for the quarter ended December 31, 1997, or $0.67 per basic common share.

     For the year ended December 31, 1997, revenues increased 294% to $2.3 billion from $576.2 million for the same period in 1996. Excluding the extraordinary and non-recurring items, net income available to common shareholders for the year ended December 31, 1997 increased 50% to $138.8 million, or $2.06 per basic common share, compared to $92.5 million, or $1.69 per basic common share for the same period in 1996. Including the one-time Indonesian charge in the fourth quarter, the full year 1997 net income before extraordinary item was $51.8 million or $0.77 per basic common share. In addition, the year ended December 31, 1997 earnings results included an extraordinary item in the amount of $135.9 million, or $2.02 per basic common share. The extraordinary item reflects the so-called "windfall tax" on Northern Electric ("Northern"), acquired on December 24, 1996, assessed by the Labour Government in the United Kingdom.

     The one-time charge of $87 million for the fourth quarter of 1997 represents an asset valuation impairment under Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets" relating to CalEnergy's assets in Indonesia. The charge includes all reasonably estimated asset valuation impairments associated with the Company's assets in Indonesia and gives effect to the political risk insurance on such investment. The estimate assumes there will be no tax benefits associated with the asset valuation impairment.
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     While the situation in Indonesia is very complex and
difficult to predict, the Company intends to continue to take all actions to require the Government of Indonesia to honor its contractual obligations. Notwithstanding this intention, however, CalEnergy believes that the aforementioned asset valuation impairment is appropriate given the circumstances. Further, CalEnergy cautions investors to note that 1998 earnings could be reduced by as much as $0.40 per share if Indonesia were to subsequently take action to abrogate the Dieng, Patuha and Bali contracts or otherwise expropriate CalEnergy's entire investment in Indonesia. If lesser actions than such full contract abrogation were to occur or continued uncertainty were to persist, there would be a lesser impact on 1998 earnings. Such reduction in 1998 earnings would result primarily from the loss of earnings from Dieng Unit 1, which is nearing completion, and previously anticipated capitalization of interest on units under development. CalEnergy is not predicting such an abrogation by the Indonesian Government; however, the Company wants investors to be informed of the full extent of potential consequences of such events, if such events were to occur.

     Chairman and Chief Executive Officer David Sokol said, "While we are troubled by events in Indonesia, we are pleased with the continued strong operating results of our various operations elsewhere around the world. Our Northern Electric subsidiary has performed particularly well in its historic business and the addition of over 320,000 new gas customer applications as of January 26, 1998 in the United Kingdom reflects an increase in Northern's combined gas and electric customer base by over 20% since the end of 1996. We believe that Northern's highly advanced information systems technology positions it to take advantage of the rapidly deregulating United Kingdom market for gas and electric supply. We also look forward to applying this technology to future deregulated markets for gas and electricity in the U.S. and around the world."

     Mr. Sokol added, "The recent economic and currency problems in Indonesia, coupled with the general currency problems throughout Asia, have created significant challenges for our Indonesian development portfolio. We are actively engaged in pursuing resolution of the status of our Indonesian projects and protecting the shareholders' economic interests. CalEnergy's total assets are in excess of $7 billion and our Indonesian investments are less than 5% of our total assets."





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     This press release contains forward-looking statements
made pursuant to the Private Securities Litigation Reform Act of 1995 ("Reform Act"). Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the actual results and performance of the Company to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statements. In connection with the safe harbor provisions of the Reform Act, the Company has identified important factors that could cause actual results to differ materially from such expectations, including development uncertainty, operating uncertainty, uncertainties relating to doing business outside of the United States, uncertainties relating to geothermal resources, uncertainties relating to domestic and international (and in particular, Indonesian) economic conditions and uncertainties regarding the impact of regulations, changes in government policy, industry deregulation and competition. Reference is made to all of the Company's SEC filings, including the Company's Report on Form 8-K dated February 25, 1997, incorporated herein by reference, for a description of such factors. The Company assumes no responsibility to update forward-looking information contained herein.

     CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 20 generating facilities and also supplies and distributes electricity and gas to over 1.5 million customers.



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                   CalEnergy Company, Inc.
               Consolidated Operating Results
           (in thousands except per share amounts)

                                                   Three Months Ended
                                                       December 31
                                                   1997          1996
                                                      --unaudited--

Revenues                                      $   628,048    $  190,997

Income (Loss) Before Provision for
Income Taxes and Minority Interest            $   (12,066)(1)$   32,188

Minority Interest(2)                          $    16,332    $    3,055

Net Income (Loss) Available for Common
Shareholders                                  $   (52,922)   $   21,174

Net Income (Loss) Per Basic Common Share(3)   $     (0.67)   $     0.34

Basic Shares Outstanding(3)                        78,649        62,974

                                                   Twelve Months Ended
                                                       December 31
                                                    1997          1996

Revenues                                      $  2,270,911   $  576,195

Income Before Provision for Income Taxes,
Minority Interest and Extraordinary Item      $    196,860(1)$  140,404

Minority Interest(2)                          $     45,993   $    6,122

Net Income Before Extraordinary Item          $     51,823   $   92,461

Extraordinary Item, Net of Minority Interest  $   (135,850)(4)$       -

Net Income (Loss) Available for Common
Shareholders                                  $    (84,027)  $   92,461

Net Income Per Basic Common Share
Before Extraordinary Item(3)                  $       0.77   $     1.69

Extraordinary Item, Net of Minority Interest
Per Basic Common Share                        $     (2.02)(4)$        -

Net Income (Loss) Per Basic Common Share(3)   $      (1.25)  $     1.69

Basic Shares Outstanding(3)                          67,268      54,739

(1) Includes the effect of a non-recurring charge. The non-recurring charge of $87 million for the fourth quarter of 1997 represents an asset valuation impairment under Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets" relating to the Company's assets in Indonesia. Such charge includes all reasonably estimated impairments associated with events in Indonesia and gives effect to the political risk insurance on such investment. The estimate assumes there will be no tax benefits associated with the asset valuation impairment.
(2) Reflects minority interest in Northern Electric and the dividends on convertible preferred securities of subsidiary trusts.
(3) The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings per Share" which replaces primary earnings per share with basic earnings per share. Under the previous accounting standard primary earnings (loss) per share for the three months ended December 31, 1997 and 1996 would have been ($0.66) and $0.33, respectively. For the year ending December 31, 1997 and 1996, primary earnings per share before extraordinary item would have been $0.75 and $1.60, respectively.
(4) Reflects the "windfall tax" on Northern Electric assessed by the Labour Government in the United Kingdom.

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